T3/11 BB 3/3

SECURI 03001473 MISSION

SEC FILE NUMBER
8 – ~~84043~~ 40143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2002** AND ENDING **DECEMBER 31, 2002**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

McCAULEY SECURITIES, LTD. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

C/o GETTENBERG CONSULTING, 65 BROADWAY – 10TH FLOOR

NEW YORK	**NEW YORK**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY GETTENBERG **(212) 668-8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

RECEIVED FEB 26 2003 165 SECTION

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, *H. THOMAS McCAULEY,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *McCAULEY SECURITIES, LTD.,* as of *DECEMBER 31, 2002,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X H. Thomas McCauley
Signature

President
Title

X Linda Getzone
LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION: *McCAULEY SECURITIES, LTD.*

ADDRESS: *c/o Gettenberg Consulting, 65 Broadway, Suite 1004, New York, NY 10006*

DATE: **DECEMBER 31, 2002**

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED members or allied members of ***McCAULEY SECURITIES, LTD.***, have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2002** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

H Thomas McCauley

____________________ ____________________

I, ***H. THOMAS McCAULEY,*** swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***McCAULEY SECURITIES, LTD.,*** as of ***DECEMBER 31, 2002***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

Pres

(Title)

(Notary Public)

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

McCAULEY SECURITIES, LTD.
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

McCAULEY SECURITIES, LTD.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Liabilities Subordinated to the Claims for General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Supplementary Information:	
Computation of Net Capital under S.E.C. Rule 15c3-1 and Reconciliation with Company's Computation	10
Independent Auditor's Comments	11-12

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
McCauley Securities, Ltd.
c/o Gettenberg Consulting
65 Broadway, Suite 1004
New York, NY 10006

We have audited the accompanying statement of financial condition of McCauley Securities, Ltd. as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McCauley Securities, Ltd. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lerner & Sipkin CPA's LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 22, 2003

McCAULEY SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$2,798,161
Due from broker	760,870
Commissions receivable	125,404
Other assets	51,379
Exchange memberships owned, at cost (market value $4,000,000)	1,836,667
Exchange memberships contributed for the use of the firm at market value (Note 2(f))	4,000,000
Total assets	$9,572,481

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 932,299
Stockholder loan	79,281
Total liabilities	1,011,580
Exchange memberships contributed for the use of the firm at market value (Note 2(f))	4,000,000
Commitments and Contingencies (Note 5, 6 and 7)	
Stockholder's equity (Note 8)	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	10,000
Additional paid-in capital	115,000
Retained earnings	4,435,901
Total stockholder's equity	4,560,901
Total liabilities and stockholder's equity	$9,572,481

The accompanying notes are an integral part of this statement.

McCAULEY SECURITIES LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue:	
Commissions	$7,877,022
Grant (Note 4)	150,000
Other	51,152
Total revenue	8,078,174
Expenses:	
Employee compensation and related payroll taxes	4,778,534
Employee profit sharing plan contribution	160,358
Exchange fees and dues	241,404
Seat lease	974,417
Telephone	139,089
Commissions	468,879
Meals and entertainment	71,964
Insurance	123,317
Error Account	53,009
Professional fees	73,106
Quotation	208,325
State and local taxes	75,609
Other	81,877
Total expenses	7,449,888
Net income	$ 628,286

The accompanying notes are an integral part of this statement.

McCAULEY SECURITIES LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances - beginning of year	$ 10,000	$ 115,000	$ 3,807,615	$ 3,932,615
Net income	-	-	628,286	628,286
Balances - end of year	$ 10,000	$ 115,000	$ 4,435,901	$ 4,560,901

The accompanying notes are an integral part of this statement.

McCAULEY SECURITIES, LTD.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

N

O

N

E

The accompanying notes are an integral part of these statements

McCAULEY SECURITIES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 628,286
Adjustments to reconcile net income to cash used in operating activities:	
Changes in assets and liabilities	
Increase in due from broker	(108,508)
Increase in commissions receivable	(150,699)
Increase in other assets	(21,000)
Increase in accounts payable and accrued expenses	244,506
Net cash provided by operating activities	592,585
Cash flows (used in) financing activities	
Decrease in loans to stockholder	(243,134)
Net cash (used in) financing activities	(243,134)
Net increase in cash	349,451
Cash and cash equivalents - beginning of the year	2,448,710
Cash and cash equivalents - end of the year	$2,798,161
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ 99
Taxes	$ 65,720
Supplemental schedule of non-cash investing and financing activities:	
Decrease in market value of exchange memberships contributed for the use of the Company	$ (400,000)

The accompanying notes are an integral part of this statement.

McCAULEY SECURITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1 - Nature of Business

McCauley Securities, Ltd. (The "Company") is a New York State corporation formed in 1988, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). Operations include the execution of transactions for non-member organizations by means of a direct phone access system.

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Exchange Membership***
The memberships on the New York Stock Exchange are owned by a stockholder and his spouse, and are contributed for use by the Company.

Note 3 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. The Company contributes annually a match contribution based upon the amount the employees contribute. Additional contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the year ended December 31, 2002 was $160,358.

Note 4- Grant

In 2002, the Company received $150,000 of grants awarded under the World Trade Center Business Recovery Grant Program. This grant was for certain companies located in lower Manhattan on September 11, 2001.

Note 5 - Uninsured Cash Balances

At December 31, 2002, the Company's cash balances at commercial banks exceeded federal depository insurance coverage by $149,433.

Note 6 - Commitments

Seat Lease
The Company leases four seats on the New York Stock Exchange. The first lease expires in January 2004 and calls for payments of $23,333 per month. The second lease expires in February 2004 and calls for payments of $20,833 per month. The third lease, which was entered into in December 2002 and expires December 2003 calls for payments of $26,667 per month. The fourth lease calls for payments of $30,000 per month and continues until either party provides notice to terminate.

Office Space
The Company rents office space pursuant to a lease agreement expiring June 30, 2007.

The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Note 6 - Commitments (continued)

Year	Amount
2003	20,931
2004	21,509
2005	22,104
2006	22,717
2007	11,514

Note 7 - Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from it clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002, the Company had net capital of $2,840,386, which was $2,797,416 in excess of its required net capital of $42,970. The Company's net capital ratio was 22.69%.

A copy of the Firm's statement of Financial Condition as of December 31, 2002, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

SUPPLEMENTARY INFORMATION

McCAULEY SECURITIES LTD.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2001

Credit Factors		
Stockholder's equity		$4,560,901
Discretionary bonus accrued		390,000
Total credit factors		4,950,901
Debit Factors		
Commissions receivable		170,057
Other assets		51,379
Exchange memberships owned		1,836,667
Haircut		52,412
Total debit factors		2,110,515
Net Capital		2,840,386
Less: Minimum net capital requirements Greater of 6 2/3% of aggregate indebtedness or $5,000		42,970
Remainder: Capital in excess of all requirements		$2,797,416
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	644,497	
	= 22.69%	
Divided by: Net capital	2,840,386	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 542,299
Stockholder loan		79,281
Guaranteed seat lease commitment		22,917
		$ 644,497
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)		
Net capital as reported in Company's Part II unaudited FOCUS report		$2,906,798
Audit adjustment		(14,000)
Haircut calculation adjustment		(52,412)

The accompanying notes are an integral part of this statement.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
McCauley Securities, Ltd.
c/o Gettenburg Consulting
65 Broadway, Suite 1004
New York, NY 10006

Gentlemen:

In planning and performing our audit of the financial statements of McCauley Securities, Ltd. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by McCauley Securities, Ltd. that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that may be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of McCauley Securities, Ltd. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
February 22, 2003